Jefferies LLC

520 Madison Avenue

New York, NY 10022

Stifel, Nicolaus & Company, Incorporated

787 7th Avenue, 11th Floor

New York, New York 10019

Guggenheim Securities, LLC

330 Madison Avenue

New York, New York 10017

Jefferies International Ltd

100 Bishopsgate

London EC2N 4JL

Stifel Nicolaus Europe Limited

150 Cheapside, 4th Floor

London, EC2V 6ET

July 7, 2020

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tara Harkin
Kevin Vaughn
Paul Fischer
Suzanne Hayes

Re:	Inventiva S.A.
Registration Statement on Form F-1
Registration File No. 333-239312

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Inventiva S.A. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on July 9, 2020 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 6, 2020:

(i)	Dates of distribution: July 6, 2020 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 8
(iii)	Number of prospectuses furnished to investors: approximately 975
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: none

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

JEFFERIES LLC

Acting on behalf of itself and the several underwriters

By:	JEFFERIES LLC

By:	/s/ Charlie Glazer
	Name:	Charlie Glazer
	Title:	Managing Director

[Signature Page – Jefferies LLC]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Acting on behalf of itself and the several underwriters

By:	STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith Lister
	Name:	Keith Lister
	Title:	Managing Director

[Signature Page – Stifel, Nicolaus & Company, Incorporated]

Very truly yours,

GUGGENHEIM SECURITIES, LLC

Acting on behalf of itself and the several underwriters

By:	GUGGENHEIM SECURITIES, LLC

By:	/s/ Ron Gerber
	Name:	Ron Gerber
	Title:	Senior Managing Director

[Signature Page – Stifel Nicolaus Europe Limited]

Very truly yours,

JEFFERIES INTERNATIONAL LIMITED

Acting on behalf of itself and the several underwriters

By:	JEFFERIES INTERNATIONAL LIMITED

By:	/s/ Gil Bar-Nahum
	Name:	Dr. Gil Bar-Nahum
	Title:	Managing Director

[Signature Page – Jefferies International Limited]

Very truly yours,

STIFEL NICOLAUS EUROPE LIMITED

Acting on behalf of itself and the several underwriters

By:	STIFEL NICOLAUS EUROPE LIMITED

By:	/s/ Nicholas Moore
	Name:	Nicholas Moore
	Title:	Managing Director

[Signature Page – Stifel Nicolaus Europe Limited]